ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223
April 25, 2008
VIA EDGAR
Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

RE:	ServisFirst Bancshares, Inc. Form 10 Filed March 28, 2008 Commission File No.: 0-53149
Dear Mr. Dundas:
     This letter constitutes the response of ServisFirst Bancshares, Inc. (the “Company”) to your letter dated April 11, 2008 setting forth comments to the above-referenced filing. For the convenience of the Staff, the responses below correspond to the numbered comments in your letter. Simultaneous with this letter, the Company is filing an amended Form 10/A revised to reflect the Company’s responses to your letter. Set forth below are the responses to your comments. We refer herein to the Company’s sole subsidiary, ServisFirst Bank, an Alabama bank, as the “Bank.”
General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company notes that the From 10 will be effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that the Company will be subject to the reporting requirements under Section 3(a) of the Securities Exchange Act of 1934. The Company intends to work with the Staff to address all comments.

Gregory Dundas
April 25, 2008

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Company has been advised of the updating requirements of Rule 3-12 of Regulation S-K.
Cautionary Note Regarding Forward Looking Statements.
3.	Since you are not yet a reporting company, you do not qualify for the safe harbor, and the Form 10 does not include “forward-looking statements” within the meaning of Section 21E. Please revise accordingly.

The Form 10/A has been revised as requested and the safe harbor reference has been deleted.
Lending Services
Real Estate Loans, page 8

4.	Under residential real estate loans, disclose the extent to which you make Alt-A loans.

The Company’s loan portfolio does not include Alt-A loans. The Company currently does not make and does not expect to make Alt-A loans. This disclosure has been added accordingly.
Risk Factors
General

5.	We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

The language has been revised as requested. In addition, the risk factors have been revised to clarify the material risks associated with purchasing shares in the Company.

6.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a

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April 25, 2008

place for the company to offer assurances or to state its inability to offer assurances. However, you make numerous references to the company’s inability to offer assurances as to certain aspects of the company’s business. Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The risk factors have been revised to more succinctly describe the material risks and eliminate the references to the Company’s inability to make assurances as to certain aspects of the Company’s business.
Managements Discussion and Analysis, page 32
Overview, page 32

7.	Please revise to discuss management’s concerns regarding the impact of the current economic crisis on the company. We note, for example, the disclosure on page 45 regarding the impact of the downturn in the real estate market on the balance of nonperforming assets. Also, address the matter of your holdings in mortgage-backed securities. If appropriate, include a similar discussion in the risk factors section.

Management’s Discussion and Analysis of Financial Condition has been revised to address management concerns regarding the impact of the current economic crisis. A discussion regarding the current economic crisis has been added under the heading “Recent Events”. The Company has added disclosure regarding its holdings in mortgage-backed securities under the heading “Financial Condition-Investment Portfolio”. The Company’s investments in mortgage-backed securities were pass-through mortgage-backed securities at December 31, 2007. In addition, the risk factors have been added to address the potential effect of the current economic conditions including the addition of a new risk factor entitled Recent unfavorable developments in the residential mortgage and related markets and the economy may adversely affect our business under the subheading “Risks Related to Our Industry” and the addition of language to the risk factor entitled Our construction and land development loan portfolio is subject to unique risks that could adversely affect earnings under the subheading “Risks Related to Our Business”.

Nonperforming Assets, page 44

8.	We note your disclosure on page 45 which states that your impaired loans, which are inclusive of non-accrual loans, has increased to $11.6M as of December 31, 2007. Please revise your filing to disclose the composition of your impaired loans

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April 25, 2008

by loan type (i.e. real estate – construction, commercial, financial, and agricultural, etc.). To the extent that a significant amount of these impaired loans are comprised of real estate – construction loans, please revise your filing to provide the following:
•	distinguish these loans based upon whether they were initially originated on a pre-sold or speculative basis, as referenced on page 8;

•	separately disclose the total number of loans and corresponding average loan amount;

•	separately disclose if the impaired loans are concentrated to a specific borrower(s) (i.e. home builder); and

•	the procedures you perform to mitigate both the further losses with both these current impaired loans and also with the remaining performing loans within your real estate – construction portfolio.
The Company has revised the discussion to provide detailed disclosure of its impaired loans by loan type under the subheading “Nonperforming Assets”. As of December 31, 2007, $11.45 million were real estate – construction loans, $134,000 were real estate-mortgage loans (1-4 family) and $19,000 were consumer loans. The real estate – construction loans consisted of $8.9 million residential construction loans of which $6.9 million were initially originated on a speculative basis and $2.0 million were originated on a pre-sold basis, and the remainder consisted of various residential lot loans. The largest impaired real estate – construction loan to any one builder was $3.5 million for speculative construction and lots.

In addition, a description of the Bank’s procedure and special processes to ensure losses do not exceed the Bank’s impairment analyses and to reduce loan losses in the construction loan portfolio has been added to the discussion

Directors and Executive Officers, page 55

9.	This section does not disclose all of the information called for by Item 401(e)(1) of Regulation S-K. For example, this section does not provide an explanation as to the nature of the responsibility undertaken by each individual in prior positions to provide adequate disclosure of his prior business experience even though each director and executive officer has been with the company for less than five years. In addition, each person’s principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupation and employment were carried on, it not included. Please revise.

Gregory Dundas
April 25, 2008

Item 5 has been revised to clarify the officers and directors employment history and experience and to provide for the disclosures called for by Item 401(e)(1).
Executive Compensation
Compensation Discussion and Analysis
General

10.	Please discuss whether the compensation committee seeks to maintain any relationship among the various elements of compensation and whether the committee’s decisions regarding one element of compensation impacts its reasoning with regard to other elements of compensation. Refer to Item 402(b)(1)(vi) of Regulation S-K. For example, please discuss how the size of the change-in-control payments impacted current compensation decisions or how the size of equity awards impacted cash incentive payments.

The section has been revised to provide that the compensation committee does not use a specific formula to determine the amount allocated to each element of the Company’s compensation program. The compensation committee evaluates the total compensation paid to each executive and makes individual compensation decisions as to the mixture between base salary, annual short-term cash incentives and equity-based incentives. In determining the amount of total compensation to be paid in the form of cash or equity, the compensation committee considers with respect to each executive amounts to be paid under his or her employment agreement or change in control agreement and the amount of equity-based incentives previously awarded to the executive. However, the compensation committee has not adopted specific guidelines that would affect this determination.

11.	The Summary Compensation Table on page 60 shows that each named executive officer received a bonus award in 2007. Please revise the Compensation Discussion and Analysis section, where appropriate, to specifically address how these amounts were calculated. In particular, state the criteria satisfied by the Company and/or by each named executive officer which entitled him to the bonus compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

This section has been revised to discuss how bonuses were awarded. The discussion is contained under the heading “Annual Short-Term Incentive Compensation” in the Compensation Discussion and Analysis. In summary, it states that the compensation committee determines annual short-term incentive compensation (i.e., bonuses) based

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April 25, 2008

upon performance criteria in its sole discretion up to a maximum of 50% of base salary for all named executive officers other than Thomas A. Broughton, III, the president and CEO, whose award level is purely discretionary but generally anticipated to not exceed 100% of his base salary. It discloses more specifically as follows:

For the year ended December 31, 2007, the compensation committee relied on various performance measurements for defining executive officer incentive compensation for the named executive officers which included, among others, the Company’s net income, the Company’s asset growth, the Company’s loan growth, the executive’s individual loan production and the Company’s efficiency and asset quality. Each of the performance measurements was applied and determined at the discretion of the compensation committee. The potential award level for Mr. Broughton is purely discretionary but generally anticipated to not exceed 100% of his base salary and the potential award level for each of the Company’s other named executive officers, Mr. Pouncey, Mr. Foshee, Mr. Barker and Mr. Kattos, is limited to 50% of their respective base salaries. The compensation committee makes a determination of awards based on the information available to it at the time. The compensation committee has no policy to adjust or recover awards or payments if the relevant company performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

For the year ended December 31, 2007, the compensation committee determined that Mr. Broughton was entitled to an award of $175,000 or 77.8% of his base salary. Mr. Broughton’s annual short-term incentive compensation was in the top 38% of the peer group in the Clark Report for which the average annual short-term incentive compensation was $138,529.

Furthermore, for the year ended December 31, 2007, the compensation committee determined that Mr. Foshee was entitled to an award of $70,000 or 50% of his base salary, Mr. Pouncey was entitled to an award of $80,000 or 40% of his base salary, Mr. Barker was entitled to an award of $60,000 or 30% of his base salary and Mr. Kattos was entitled to an award of $89,100 or 49.5% of his base salary. Each of the employment agreements for Mr. Barker and Mr. Kattos provide that they shall have the opportunity to receive discretionary annual short-term incentive compensation of up to 50% of their respective base salaries.

Introduction, page 57

12.	You state in the first paragraph that the compensation of executive officers is determined by the company’s board and compensation committee. In the following

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April 25, 2008

sentence it appears that the decisions regarding executive compensation are made by the bank and reviewed by the company’s board. Please revise to clarify the process involved.

This section has been revised to clarify executive compensation decisions. On November 29, 2007, the Company consummated the Bank’s holding company reorganization causing the Comapny to become a bank holding company and the Bank to become the Company’s wholly-owned subsidiary. The Company’s board of directors and the board of directors of the Bank consist of the same individuals. Of the named executive officers, three of them were appointed as executive officers of the Company and, in each case, with the same title as they hold for the Bank, namely Thomas A. Broughton III, President and CEO, Clarence C. Pouncey III, Executive Vice President and COO, and William M. Foshee, Executive Vice President and CFO. Consequently, from May 2, 2005 until November 29, 2007, the Bank operated as an independent bank with no holding company and, consequently, all compensation decisions for the named executive officers to date, including for the year ended December 31, 2007, have been made solely by the compensation committee of the Bank and approved by the board of directors of the Bank.

In December 2007, following our bank holding company reorganization, our board of directors appointed a separate compensation committee consisting of the same individuals as the compensation committee of the Bank with the authority to determine the compensation of the Company’s chief executive officer and, either independently or with other independent directors of the board, the compensation of the Company’s other executive officers, and to further administer the 2005 Amended and Restated Stock Incentive Plan. Beginning with the 2008 compensation year, the Company’s compensation committee will administer the 2005 Amended and Restated Stock Incentive Plan and recommend any grants of stock options there under. However, to date, all of the named executive officers remain employees of the Bank for payroll and tax purposes including Mr. Broughton, Mr.Foshee and Mr. Pouncey, in part due to the fact that the Alabama Banking Department restricted the Bank from paying dividends for the first three years of its existence, or until May 2, 2008, when it initially approved the Bank to commence operations on May 2, 2005.

Despite the fact that such dividend restriction will soon be lifted, at this time, it is expected that the named executive officers will remain employees of the Bank and therefore the compensation committee of the Bank will continue to set compensation for the named executive officers as approved by the board of directors of the Bank and subsequently approved by our board of directors. The Company has not yet determined when any of the named executive officers of the Company will have their compensation determined by the Company’s compensation committee rather than the Bank’s

Gregory Dundas
April 25, 2008

compensation committee; however, as stated above, both compensation committees consist of the exact same individuals.

Rational for Pay Mix Decisions, page 58

13.	You note that overall compensation amounts are compared to those of a number of peer institutions and may be adjusted in light of that comparison. Please revise to identify the members of the peer group used in this process. In addition, please revise to clarify the statement that Mr. Broughton’s compensation “may be below average overall” in light of the fact that his total compensation in 2007 was over three times that in 2005.

In contrast to the implication from the language contained in the Company’s initial Form 10 filing and cited in your comment letter, the compensation committee in fact has not determined a specific peer group and thus the Compensation Discussion and Analysis has been revised accordingly. In actuality, it was the Clark Consulting report dated January 2008 analyzing the compensation of the president and CEO that designated a peer group. The Company has now discussed in much greater detail the Clark Consulting report and disclose the peer group used by Clark Consulting in creating its report. However, this peer group was not used by the compensation committee with regard to 2007 compensation and has not been adopted by the compensation committee and may or may not be adopted by the compensation committee in the future with regard to compensation for 2008 or beyond.

As stated in the Form 10 and Form 10/A, the Bank commenced operations in May 2005 and Mr. Broughton became an executive officer of the Bank in May 2005. His compensation for 2005 is based on a partial year from May 2, 2005 (date of inception) to December 31, 2005. The sentence introducing the table indicates that 2005 compensation is for a partial year which helps explain the in part the increase in his compensation. On an annualized basis, his compensation for 2005 would have been $200,000 rather than $133,333. Therefore, on an annualized basis, the increase in Mr. Broughton’s total compensation from 2005 to 2007 is reduced to 2.4 times rather than over 3 times. Please also note that due to the fact that the Bank was a newly organized bank, Mr. Broughton was not paid an annual short-term cash incentive or bonus at all for 2005 but was for 2006 and 2006, which further exacerbates the difference between his total salary for 2007 and 2005.

The disclosure has been revised to clarify and supplement the statement that Mr. Broughton’s compensation “may be below average overall”. The Company has extensively cited and discussed the report issued by Clark Consulting which concludes

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April 25, 2008

that Mr. Broughton’s overall compensation is below average, particularly his base salary. More specifically, the Clark Consulting report finds concludes, among other specifics contained in the revised language, that while the Company is in the top 40% in most all performance measures and the top 5% for asset growth, the base salary of Mr. Broughton is in the bottom 12% and his total compensation is in the bottom 30% versus such peer group.

Measurements Used in Determining Compensation, page 59

14.	This section implies that certain performance targets may have been used to establish annual bonus compensation. If applicable, please disclose the specific targets for those goals that can be quantified, such as the efficiency goals, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please see response to Comment No. 11.

Grants of Plan Based Awards in 2007, page 63

15.	Please add to this table the grant date fair value of the option awards. Refer to Item 402(d)(2)(viii). We note the disclosure of this information in the notes to the financial statements on page F-20.

The grant date fair value of the option awards has been added to the table.

Change in Control Agreements, page 65

16.	Revise this section to discuss how it was determined that the size of the change-in-control payments was appropriate. Refer to Item 402(j)(3) of Regulation S-K.

This section has been revised to clarify how the change-in-control provisions are triggered and to describe the basis for the change-in-control payments. The change-in-

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April 25, 2008

control-payments are based on the arms-length negotiations with each of the named executive officers who have a change in control agreement, or an employment agreement which includes a change in control provision, upon their employment and are consistent with general industry standards.

17.	Please quantify the estimated payments and benefits that would be provided upon a change-in-control. Also, please disclose whether the payments would or could be lump sum, or annual, and by whom they would be provided. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Refer also to Item 402(j)(2) of Regulation S-K.

The Company has quantified the estimated payments and benefits that would be provided by the Company upon a change in control or termination, the method of payment for the executive officers with employment agreements and change in control agreements. Please see in particular the disclosure under the new subheading entitled “Estimated Payments upon a Termination or Change in Control” which immediately follows the subheading “Change in Control Agreements”.
Certain Relationships and Related Transaction and Director Independence
Certain Relationships and Related Transactions, page 67

18.	You disclose that you have entered into related business transactions with your directors and officers. Please advise us as to why you have not provided the information called for by Item 404(a) of Regulation S-K. Please also advise us as to whether you took into consideration transactions for the two fiscal years preceding your last fiscal year in accordance with Instruction 1 to Item 404.

The Company and the Bank have only entered into lending transactions in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable loans with unrelated persons and that did not involve more than the normal risk of collectibility or present other unfavorable features, during the past three fiscal years. Please note that the Company has revised this disclosure to clarify that it has no other related party transactions during the past three years.
Recent Sales of Unregistered Securities, page 69
19.	You disclose that on November 29, 2007, you issued 5,113,482 shares of ServisFirst Bancshares common stock for the common stock of ServisFirst Bank.

Gregory Dundas
April 25, 2008

Please state the total number of ServisFirst Bank shares that you received in this exchange. Refer to Item 701(c) of Regulation S-K.

The Company received 5,113,482 shares of ServisFirst Bank common stock in exchange for such 5,113,482 shares of the Company or a one for one exchange. The disclosure has been revised to clarify this information.

20.	You disclose that you relied upon the exemptions from registration in Sections 3(a)(2) and 3(a)(12) of the Securities Act of 1933. State briefly the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K.

On November 29, 2007, the Company consummated a plan of reorganization under Section 3(a) of the Bank Holding Company Act of 1956 by which the Company became a bank holding company by issuing 5,113,482 shares of its common stock for and in consideration of the 5,113,482 outstanding shares of the common stock of the Bank such that each stockholder of the Bank became a stockholder of the Company with the same proportional share interest and substantially the same rights as in the Bank. Prior to the plan of reorganization, the Company was a newly formed holding company with no significant assets. Immediately following the reorganization, the Company’s only assets were the 5,113,482 shares of the common stock of the Bank the Company acquired in the reorganization and thus, on a consolidated basis, the Company’s assets and liabilities immediately after the reorganization were substantially the same as the assets and liabilities of the Bank. Consequently, the shares of the Company’s common stock issued in connection with the reorganization are exempt securities pursuant to Section 3(a)(12) of the Securities Act of 1933 and therefore are not required to be registered with the SEC. The disclosure has been clarified in the Form 10/A.

The sale of unregistered securities in each of November 2007, September 2007, August 2006 and May 2005 were made prior to the reorganization of the Bank into a holding and thus were the sale of securities of a state chartered bank. Consequently, such securities were exempt securities under Section 3(a) of the Securities Act of 1933. The Bank is defined as ServisFirst Bank, an Alabama banking corporation, on page 1 of the Form 10. The Company has clarified the disclosure in this section.
Changes and Disagreements with Accountants, page 73
21.	Please identify the date on which Maudlin & Jenkins, LLC was engaged as the independent auditor. Refer to Item 304(a)(2) of Regulation S-K.

Gregory Dundas
April 25, 2008

Maudlin & Jenkins, LLC was engaged as the Bank’s independent auditor on July 11, 2006 and became the independent auditors for the Company upon consummation of the reorganization. Item 14 has been revised as requested.
Note 10 Common Stock, page F-24
22.	Please delete the references to “accredited investors” in this section since, as you disclose on page 69, you cannot be certain that such purchasers qualified as accredited investors.

The references to “accredited investors” have been deleted as requested. The references to “private placement” have also been deleted due to the fact that the offerings were exempt from registration under provisions of the Securities Act of 1933 other than Section 4(2) and Regulation D which are the transaction exemptions commonly referred as private placements.

23.	We note that during 2006 you recorded a $541K write-down relating to an investment in a limited partnership. Please tell us, and revise the appropriate sections of your filing to disclose the following:
•	the name and business purpose of this limited partnership;

•	the initial cost basis and correspondence ownership percentage of this limited partnership;

•	the current carrying amount of this limited partnership interest; and

•	how you determined the amount of the write-down recorded during 2006.
Please refer to Item 303(A)(3) of Regulation S-K.

The name of the limited partnership (which is actually a limited liability company) is Intermark Holdings, LLC (“Intermark Holdings”), in which the Company owned 99.9% of the equity through a separate limited liability company known as ServisFirst Community Development I, LLC, and Intermark Holdings business purpose was to be used as an investment vehicle that would qualify as an investment tax credit. The initial cost basis was $602,000 and represented a 99.9% ownership of Intermark Holdings. Because it meets the definition of a variable interest entity, the Company did not and does not consider itself to be the primary beneficiary and thus did not consolidate its investment therein. The current costs basis of the investment into Intermark Holdings is $60,000 as of December 31, 2007 and 2006. The write-down of this investment was determined by taking the percentage of projected tax credits the Company received in 2006 to the total tax credits the Company would receive over the life of the vehicle. The

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April 25, 2008

write-down of $541,000 during 2006 was offset by a reduction of income tax payable of $716,000 and a reduction in income tax expense of $175,000. There was no write-down of this investment during 2007 due to the fact that the Company was not entitled to any tax credits during 2007. The Company does not feel that this disclosure is material and therefore it has not been included in the Form 10/A.
     The Company believes this response and the accompanying amendment to the Form 10 will address the matters raised in your letter dated April 11, 2008. The Company will answer any questions that the Staff may have after reviewing this response and the accompanying amendment to Form 10 to provide any additional information.
     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any questions about these responses or requires additional information, please contact William K. Holbrook at 205.254.1429 of Haskell Slaughter Young & Rediker, LLC or by telecopier, 205.324.1133, or by email, wkh@hsy.com.
Very truly yours,
/s/ Thomas A. Broughton III
Thomas A. Broughton III
President and Chief Executive Officer

cc.	Matt McNair Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission (Via Federal Express)